

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 25, 2016**

Caterpillar Financial Services Corporation
(Exact name of Registrant as specified in its charter)

001-11241
(Commission File Number)

Delaware	37-1105865
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

2120 West End Avenue
Nashville, Tennessee 37203-0001
(Address of principal executive offices, with zip code)

(615) 341-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On October 25, 2016, Caterpillar Financial Services Corporation issued a press release reporting financial results for the quarter ended September 30, 2016. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated into this Item 2.02 by reference.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is being furnished in accordance with the provisions of General Instruction B.2 of Form 8-K.

Item 9.01. Financial Statements and Exhibits.

d)   Exhibits:
           99.1   Caterpillar Financial Services Corporation press release dated October 25, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caterpillar Financial Services Corporation

Date: October 25, 2016   By: */s/ Leslie S. Zmugg*
                                                                                  Leslie S. Zmugg
                                                                                  Secretary

<u>EXHIBIT INDEX</u>

<u>Exhibit No.</u>	<u>Description</u>
99.1	Caterpillar Financial Services Corporation press release dated October 25, 2016

Exhibit 99.1

Caterpillar Financial Services Corporation
3Q 2016 Earnings Release

October 25, 2016

FOR IMMEDIATE RELEASE

<u>Cat Financial Announces Third-Quarter 2016 Results</u>

Cat Financial reported third-quarter 2016 revenues of $651 million, a decrease of $2 million, compared with the third quarter of 2015. Third-quarter 2016 profit was $97 million, a $12 million, or 11 percent, decrease from the third quarter of 2015.

The slight decrease in revenues includes a $10 million unfavorable impact from returned or repossessed equipment and a $9 million unfavorable impact from lower average earning assets, offset by a $19 million favorable impact from higher average financing rates.

Profit before income taxes was $146 million for the third quarter of 2016, compared with $153 million for the third quarter of 2015. The decrease was primarily due to a $10 million unfavorable impact from returned or repossessed equipment and a $7 million increase in provision for credit losses, partially offset by a $7 million decrease in general, operating and administrative expenses.

The provision for income taxes reflects an estimated annual tax rate of 31 percent in the third quarter of 2016, compared with 29 percent in the third quarter of 2015. The increase in the estimated annual tax rate is primarily due to changes in the geographic mix of profits.

During the third quarter of 2016, retail new business volume was $2.69 billion, a decrease of $161 million, or 6 percent, from the third quarter of 2015. The decrease was related to lower volume, primarily in North America.

At the end of the third quarter of 2016, past dues were 2.77 percent, compared with 2.68 percent at the end of the third quarter of 2015. Write-offs, net of recoveries, were $29 million for the third quarter of 2016, compared with $69 million for the third quarter of 2015. The decrease in write-offs, net of recoveries, was due to the absence of large write-offs that occurred in the third quarter of 2015 in the mining and marine portfolios.

As of September 30, 2016, the allowance for credit losses totaled $346 million, or 1.28 percent of net finance receivables, compared with $348 million, or 1.26 percent of net finance receivables at September 30, 2015. The allowance for credit losses at year-end 2015 was $338 million, or 1.22 percent of net finance receivables.

"Cat Financial's portfolio continues to perform well despite challenging market conditions in some of our key segments. We believe customer risk exposure is well managed, with a broad distribution of portfolio exposure across our global customer base," said Kent Adams, president of Cat Financial and vice president with responsibility for the Financial Products Division of Caterpillar Inc. "Cat Financial remains well positioned to serve Caterpillar customers and dealers worldwide through financial services excellence."

For over 35 years, Cat Financial, a wholly owned subsidiary of Caterpillar Inc., has been providing financial service excellence to customers. The company offers a wide range of financing alternatives to customers and Cat dealers for Cat machinery and engines, Solar® gas turbines, and other equipment and marine vessels. Cat Financial has offices and subsidiaries located throughout North and South America, Asia, Australia and Europe, with its headquarters in Nashville, Tennessee.

Caterpillar contact: Rachel Potts, 309-675-6892 or 309-573-3444, Potts_Rachel_A@cat.com

STATISTICAL HIGHLIGHTS:

THIRD-QUARTER 2016 VS. THIRD-QUARTER 2015
(ENDED SEPTEMBER 30)
(Millions of dollars)

	2016		2015		CHANGE
Revenues	$	651	$	653	— %
Profit Before Income Taxes	$	146	$	153	(5)%
Profit	$	97	$	109	(11)%
Retail New Business Volume	$	2,694	$	2,855	(6)%
Total Assets	$	34,341	$	33,478	3 %

NINE-MONTHS 2016 VS. NINE-MONTHS 2015
(ENDED SEPTEMBER 30)
(Millions of dollars)

	2016		2015		CHANGE
Revenues	$	1,953	$	2,025	(4)%
Profit Before Income Taxes	$	439	$	490	(10)%
Profit	$	299	$	346	(14)%
Retail New Business Volume	$	8,046	$	8,061	— %

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this earnings release may be considered "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may relate to future events or our future financial performance, which may involve known and unknown risks and uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by any forward-looking statements. From time to time, we may also provide forward-looking statements in oral presentations to the public or in other materials we issue to the public. Forward-looking statements give current expectations or forecasts of future events about the company. You may identify these statements by the fact that they do not relate to historical or current facts and may use words such as "believes," "expects," "estimates," "anticipates," "will," "should," "plan," "project," "intend," "could" and similar words or phrases. These statements are only predictions. Actual events or results may differ materially due to factors that affect international businesses, including changes in economic conditions and disruptions in the global financial and credit markets, and changes in laws and regulations and political stability, as well as factors specific to Cat Financial and the markets we serve, including the market's acceptance of our products and services, the creditworthiness of our customers, interest rate and currency rate fluctuations and estimated residual values of leased equipment. These risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Moreover, we do not assume responsibility for the accuracy and completeness of those statements. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended December 31, 2015 and similar sections in our subsequent quarterly reports on Form 10-Q, that describe risks and factors that could cause results to differ materially from those projected in the forward-looking statements. Cat Financial undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.